Kovack Securities, Inc.

Exemption Report Under SEC Rule 17a-5(d)(4)

For the Period Ended December 31, 2016

Rule 17a-5(d)(4)(i) - Statement identifying the provisions in SEC Rule 15c3-3(k) under which Kovack Securities, Inc. claimed exemption from SEC Rule 15c3-3.

Kovack Securities Inc. ("KSI") is approved by FINRA to operate pursuant to paragraph (a)(2)(iv) of SEC Rule 15c3-1 (the Net Capital Rule) and pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 (the Customer Protection Rule), and A. (k)(1)s clearing all transactions on a fully disclosed basis. KSI does not hold customer funds or securities, nor does it receive funds from customers.

Rule17a-5(d)(4)(ii) - Statement regarding the broker-dealer's compliance with exemptions.

During the most recent fiscal year (January 1, 2016 through December 31, 2016), KSI met the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) with exception.

These statements are made to the best knowledge and belief of the undersigned principals of KSI.

_____Brian Kovack_____   ___2/24/17_____

Brian Kovack, President   Date